SK3 GROUP, INC.

500 Mamaroneck Avenue

Harrison, New York  10528

May 9, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Ta Tanisha Meadows, Staff Accountant

Re:   SK3 Group, Inc.

         Item 4.01 Form 8-K

         Filed May 8, 2008

         File No. 0-30919

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated May 8, 2008 (the “Comment Letter”) relating to SK3 Group, Inc. (the "Company").  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Item 4.01 8-K Filed May 8, 2008

1.

The disclosure in the sixth paragraph should refer to the two most recent fiscal years and the subsequent interim period through May 2, 2008.  Refer to Item 304(a)(2) of Regulation S-B and revise accordingly.

Response

We acknowledge the Staff’s comment and have amended our Form 8-K to include the revised disclosure in the sixth paragraph of Item 4.01.

2.

To the extent that you make changes to your disclosure in an amendment to comply with our comment, please obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees or disagrees with the statements made in the filing.

Response

We acknowledge the Staff’s comment and have amended our Form 8-K to include an updated Exhibit 16 letter of our former accountant.

Securities and Exchange Commission

Page  of

May 9, 2008

We hereby acknowledge the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your timely consideration of these matters in your review of the filing referenced above. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Sajid Kapadia_____________________

Sajid Kapadia

Chief Executive Officer